DNA Testing Centers, Corp.

2378 Parkhaven Boulevard

Oakville, ON L6H 0E7, Canada

Telephone 866-863-5139

May 5, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:       DNA Testing Centers, Corp. (the “Company”, “us”, “we” or “our”)

Amendment Number 1 to Registration Statement on Form S-1

Filed January 28, 2015

File No. 333-199589

Dear Mr. Riedler:

Please find below, the responses to the Commission’s Comment Letter dated February 19, 2015, regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment  Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

1. Please explain why you omitted the disclosure for “Basic and diluted net income per share” which was included in your previous filing.  Also, please provide us a calculation of the Net Income (loss) per share amount.

Company Response to Comment

We have revised Note 2- Description of Significant accounting policies to add the missing policy. In addition we have updated our weighted average shares outstanding on the statement of operations.  This change had no impact to our earnings per share.

We calculated our net income loss per share by dividing net income loss by the weighted average shares outstanding.  Our weighted shares outstanding were calculated as follows;

-  19,999,998 shares were outstanding the entire year and weighted at 100% or 19,999,998

-  200,000 shares were issued at the beginning of the third quarter weighted at approximately 50% or 99,451 shares.

-  584,597 shares were issued at the end of the third quarter weighted at approximately 25% or 156,459 shares.

Company Acknowledgement

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dr. Barjinder Sohal

Dr. Barjinder Sohal

President and Chief Executive Officer